Exhibit 99.1

May 10, 2018

Upwork Inc.

441 Logue Avenue

Mountain View, California 94043

Upwork Inc. (the “Company”) has requested that Inavero, Inc. (“Inavero”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1. Inavero consents to the use and reference to Inavero’s name and to the report entitled 2018 Future Workforce Report dated February 2018.

2. Inavero consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, Inavero represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

Inavero, Inc.

By:	/s/ Eric Gregg
Name:	Eric Gregg
Title:	CEO
Date:	5-15-18

Exhibit A

In January 2018, 59% of hiring managers indicated they were utilizing flexible talent, which includes temporary, freelance, and agency workers, up 24% from January 2017 according to the 2018 Future Workforce Report, a report that we commissioned, conducted by the independent research firm Inavero. According to the same report, hiring managers anticipate work done by flexible talent will increase by 168% in the next ten years.